Exhibit 99.1

Noah Holdings Limited Provides Further Updates on the Status of the Legal Proceedings Related to Certain Credit Funds Managed by Shanghai Gopher Asset Management Co., Ltd.

SHANGHAI, January 12, 2024 /PRNewswire/ — Noah Holdings Limited (the “Company,” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider in China offering comprehensive global investment and asset allocation advisory services primarily for high-net-worth investors,, today provides further update on the status of the legal proceedings related to certain credit funds managed by Shanghai Gopher Asset Management Co., Ltd. (the “Shanghai Gopher”).

As the Company previously disclosed on June 21, June 29 and July 6, 2022 and August 25, 2020, certain credit funds (the “Camsing Credit Funds”) managed by Shanghai Gopher had invested in supply chain account receivables (the “Camsing Accounts Receivables”) with respect to the sale of computer, consumer electronics and communication products by affiliates (the “Sellers”) of Camsing International Holding Limited (the “Camsing”) as underlying investable assets to a buyer (the “Buyer”). Certain companies and individuals in connection with such supply chain account receivables were later suspected to commit fraudulent activities (the “Camsing Incident”). Shanghai Gopher reported such suspected fraudulent activities to relevant PRC governmental authorities, initiated legal proceedings against the Sellers, the Buyer and relevant guarantors, and has been assisting the PRC governmental authorities with their investigations in connection with the Camsing Incident.

On November 1, 2022, the Shanghai No.2 Intermediate People’s Court issued an initial judgment on the criminal case of the Camsing Incident, pursuant to which the controlling shareholder of the Camsing was convicted of contract fraud and other crimes and sentenced to life imprisonment, the treasurer of the Camsing was convicted of contract fraud and other crimes and sentenced to 17 years and six months imprisonment, and other defendants in the criminal proceeding were respectively convicted of contract fraud and sentenced to imprisonment for a definite term.

On January 5, 2024, the Shanghai High People’s Court dismissed the appeals filed by the controlling shareholder of the Camsing and other defendants in the criminal proceeding and upheld the judgment of the first instance, which ruling has become final.

The Company believes that the results of the criminal proceeding would not have any material adverse effect on its business, results of operations or reputation. The Company will continue to closely monitor and evaluate any future development of the legal proceedings in connection with the Camsing Incident and promptly inform investors of any updates as appropriate.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first nine months of 2023, Noah distributed RMB57.5 billion (US$7.9 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.9 billion (US$21.2 billion) as of September 30, 2023.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah’s network covers major cities in mainland China, as well as offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. A total of 1,408 relationship managers across 59 cities provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 452,222 registered clients as of September 30, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com